SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

(202) 942-2940

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2012 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to .

Commission file number: 1-7221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOTOROLA SOLUTIONS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Motorola Solutions, Inc., 1303 E. Algonquin Road, Schaumburg, IL 60196

Financial Statements, Signatures and Exhibits

The following financial statements, signatures and exhibits are part of this report.

Exhibit No.	Description	Page

No. 23.1	Consent of Crowe Horwath LLP	16

MOTOROLA SOLUTIONS 401(k) PLAN

Schaumburg, Illinois

FINANCIAL STATEMENTS

December 31, 2012 and 2011

MOTOROLA SOLUTIONS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Motorola Solutions, Inc. 401(k) Plan Committee

Schaumburg, Illinois

We have audited the accompanying statements of net assets available for benefits of the Motorola Solutions 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana

June 25, 2013

1.

MOTOROLA SOLUTIONS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

(in thousands)

	2012	2011
ASSETS
Investments at fair value:
Common stock	$120,553	$183,202
Collective trusts	4,223,903	3,919,365

Total investments at fair value	4,344,456	4,102,567

Receivables:
Employer contributions	3,676	3,697
Interest	618	641
Pending trade sales	1,476	1,584
Notes receivable from participants	29,852	32,850

Total receivables	35,622	38,772

Total assets	4,380,078	4,141,339

LIABILITIES
Pending trade purchases	3,571	751
Other liabilities	85	—

Total liabilities	3,656	751

NET ASSETS AVAILABLE FOR BENEFITS	$4,376,422	$4,140,588

See accompanying notes to financial statements.

2.

MOTOROLA SOLUTIONS 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2012

(In thousands)

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$468,469
Interest and dividends	2,005

Total investment income	470,474

Interest income on notes receivable from participants	1,208

Contributions:
Participants	96,072
Employers	43,117
Rollover	16,858

Total contributions	156,047

Total additions	627,729

Deductions from net assets attributed to:
Benefits paid to participants	379,869
Administrative and other expenses	4,608

Total deductions	384,477

Net increase before transfers	243,252

Transfer out of assets, net (Note 7)	(7,418)

Net increase	235,834

Net assets available for benefits:
Beginning of year	4,140,588

End of year	$4,376,422

See accompanying notes to financial statements.

3.

MOTOROLA SOLUTIONS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(1)	Description of Plan

The following description of the Motorola Solutions 401(k) Plan (the Plan), provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

(a)	General

On January 4, 2011, Motorola Inc. completed its previously announced separation into two independent, publicly traded companies and changed its name to Motorola Solutions, Inc. (the Company). Participation in the Plan ended on December 31, 2010 for employees of Motorola Mobility Holdings, Inc. Plan assets for employees of Motorola Mobility Holdings, Inc. were automatically transferred to the Motorola Mobility 401(k) Plan on January 4, 2011.

The Plan is a defined contribution plan covering substantially all domestic employees. Employees become eligible to contribute to the Plan immediately upon employment.

The non-leveraged employee stock ownership plan (the ESOP) portion of the Plan is designed to invest primarily in shares of the Company’s common stock. The ESOP portion of the Plan is participant directed. Each participant is entitled to exercise voting rights attributable to the shares allocable to their account determined by Evercore Trust Company, N.A. (Evercore Trust Company), the Independent Fiduciary. The participant is notified by the proxy agent prior to the time that such rights are to be exercised. Dividends paid on the Company’s common stock are either allocated to the participant’s account and reinvested in Company common stock or paid directly to the participant, based upon the participant’s election. The pass-through dividends provided directly to the Plan participants in 2012, rather than being deposited into the Plan, amounted to $2,414,498.

(b)	Contributions

Participants may elect to contribute up to 30% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code (IRC). The annual deferral limit as set by the IRC was $17,000 in 2012. The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to IRS limits of $5,500 in 2012. Participants are also allowed to make after-tax contributions to the Plan. Participants are able to contribute in whole percentage amounts up to 20% of their compensation for the year, up to the annual deferral limit set by the IRC, and these contributions and earnings thereon are 100% vested and non-forfeitable at all times.

Participants received one dollar in employer matching contributions for each dollar they contributed in pretax contributions to the Plan, up to a maximum of 4 percent of eligible compensation. Catch-up and after-tax contributions are not eligible for employer matching contributions.

Effective January 1, 2012, a discretionary matching contribution component was added for participants who elect to make pretax contributions to the Plan. As of the end of each Plan year, the Company, in its sole discretion, may make a discretionary matching contribution to the Plan. There was no discretionary contribution in 2012. The amount, if any, will be determined by the senior management of the Company as a percentage of the participant’s pretax elective contributions made for the Plan year. Catch-up and after-tax contributions are not eligible for discretionary matching contributions. To be eligible to receive the discretionary matching contribution, a participant must be employed by the Company or an affiliated employer on December 31, retired, died or became disabled during such Plan year.

(Continued)

4.

MOTOROLA SOLUTIONS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(1)	Description of Plan (Continued)

The discretionary matching contribution will be made as soon as feasible after such Plan year end.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals, after-tax contributions, allocations of employer matching contributions, plan earnings, and charge with his or her withdrawals. Effective July 1, 2012, each participant’s account is charged for recordkeeping and online advice fees. Other administrative expenses are charged with an allocation to a participant’s account. Allocations are based on participant earnings or account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investments of his or her account to any of the investment options available under the Plan.

(d)	Vesting

Participants are fully vested in their elective deferrals and related earnings at all times. A participant will be 100% vested in employer contributions and earnings thereon after they have completed an anniversary year. However, the participant becomes 100% vested in their account balances upon reaching normal retirement age, total and permanent disability, death, or Plan termination.

Participants who terminated employment prior to July 1, 2000, but chose to leave their account balances in the Plan are subject to forfeiture of the unvested portion of employer contributions upon the earlier of their withdrawal from the Plan, or the five year anniversary of their employment termination. Terminated employees who have left their account balances in the Plan and are rehired by the Company within five years are not subject to forfeiture of their unvested employer contributions. The portion of employer contributions not vested upon termination of employment is forfeited and is used to offset employer contributions. As of December 31, 2012, forfeitures available for use were $89,597. All unused amounts may be used to offset future employer contributions or pay Plan expenses.

(e)	Benefits

At the option of the participant, distributions from the Plan may be made in the form of: (a) a lump-sum distribution with the option of receiving shares of Company stock or cash, (b) annual distributions from the Plan, or (c) combinations thereof. Participants hired after January 1, 1996 may not elect the annual distribution option. Partial distributions (with a minimum of $5,000) are also available to participants, with no more than one distribution in any three-month period. Participants are not required to cash out their entire benefits at age 70-1/2 (although this requirement applies to beneficiaries).

Additionally, in-service withdrawals are extended to participants who have attained age 59-1/2 for pretax, after-tax, catch-up, and rollover contributions. Hardship withdrawals of rollover contributions are permitted. Participants who terminate employment with the Company for any reason, and have a vested account balance of $1,000 or less will have their account balance distributed in the form of a lump-sum distribution.

Participants who have attained the age of 70-1/2 and who are an employee of the Company may withdraw all or any portion of his/her account subject to IRS minimum distribution

(Continued)

5.

MOTOROLA SOLUTIONS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(1)	Description of Plan (Continued)

requirements. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

Participants who are employees of the Company and who have made a rollover transfer into the Plan may withdraw all or any portion of their rollover transfer amounts at any time. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

Participants who have made after-tax contributions into the Plan may withdraw all or any portion of their after-tax contributions at any time. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

Effective August 1, 2011, the Professional Management with Income+ (Income +) program was added for participants who are at least 50 years of age. Participants who attain 60 years of age will default to the Income+ investment option unless they elect to opt out of the program. With respect to any participant who terminates employment, has their account invested in the Income+ investment option, and who has attained at least age 55, they will receive payment in the form of the “Income+” distribution option, which are systematic monthly payments intended to be paid over the life of the participant, unless the participant elects to receive a different form of payment.

The Income+ distribution option may be changed by the participant at any time, and the remaining balance will be distributed as per the participant’s election. In addition, a participant receiving a distribution in the form of the Income+ distribution option may, at any time, request a lump sum payment of any portion of their account, with the remaining balance continuing to be paid in the form of the Income+ distribution option, which will be in a reduced monthly amount to reflect the impact of the lump sum distribution.

(f)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Such transactions are treated as a transfer to/from the investment fund to the Participant Loan Fund. Terms for notes receivable from participants range from 1-5 years or up to 10 years for the purchase of a primary residence. Such notes receivable are secured by the balance in the participant’s account and bear interest at a reasonable interest rate. Interest rates are based on the prime rate (published in the Wall Street Journal) plus 0.5% unless the plan administrator determines the interest rate is not reasonable. Principal and interest is paid ratably through payroll deductions. A $50 processing fee is charged to participants who borrow from their accounts.

(g)	Plan Termination

Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. It has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

(Continued)

6.

MOTOROLA SOLUTIONS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(d)	Administrative and Other Expenses

Recordkeeping and online advice fees are paid by the participant. Other expenses necessary to administer the Plan are paid out of Plan assets. Certain plan related expenses may be paid by the Company at its discretion.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Risk and Uncertainties

The Plan invests in various investment securities. These investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(Continued)

7.

MOTOROLA SOLUTIONS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(2) Summary of Significant Accounting Policies (Continued)

(g)	Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus an accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

(3)	Fair Value Measurements

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

(Continued)

8.

MOTOROLA SOLUTIONS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(3)	Fair Value Measurements (Continued)

Investments measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2012 Using
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock	$120,553	$—	$—
Collective Trust Funds
Domestic Equity	—	2,025,123	—
International Equity	—	575,678	—
Short Term Investment	—	336,761	—
Fixed Income	—	1,286,341	—

	$120,553	$4,223,903	$—

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock	$183,202	$—	$—
Collective Trust Funds
Domestic Equity	—	1,920,323	—
International Equity	—	512,560	—
Short Term Investment	—	344,464	—
Fixed Income	—	1,142,018	—

	$183,202	$3,919,365	$—

There were no transfers between level 1 and level 2 investments during the year ended December 31, 2012.

(Continued)

9.

MOTOROLA SOLUTIONS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(3)	Fair Value Measurements (Continued)

The following are descriptions of the valuation methods and assumptions used for investments of the Plan:

The fair values of publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (Level 2 inputs). The investment objectives and underlying investments of the collective trusts vary, with some holding high-grade money market instruments with short maturities designed to provide for cash reserves while offering a competitive rate of return with principal preservation as a primary objective, some holding fixed income securities and designed to approximate the performance of the Barclay’s Capital Aggregate Bond Index, some holding diversified portfolios of large-cap domestic stocks designed to approximate the performance of the S&P 500 Index, some holding diversified portfolios of mid-cap domestic stocks designed to approximate the performance of the S&P 400 Mid Cap Index, some holding diversified portfolios of small-cap domestic stocks designed to approximate the performance of the Russell 2000 Index, and others holding a blend of various international stocks designed to approximate the performance of the Europe, Australia, and Far East (EAFE) Index. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date, although any differences are not anticipated to be material to the financial statements.

(4)	Party-in-Interest Transactions

Certain Plan assets are investments managed by The Northern Trust Company (Northern Trust), the custodian and trustee of the Plan, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under section 408(b) of the ERISA regulations. The Plan paid certain administrative fees to the trustee, third-party administrator, and various investment managers which qualify as party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(Continued)

10.

MOTOROLA SOLUTIONS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(4)	Party-in-Interest Transactions (Continued)

At December 31, 2012 and 2011, through a unitized investment fund managed by the trustee, the Plan had $120,553,269 (2,165,109 shares) and $131,974,318 (2,851,033 shares), respectively, invested in Motorola Solutions, Inc. company stock.

Evercore Trust Company is the named fiduciary and investment manager of the Motorola Solutions Stock Fund and the Motorola Mobility Stock Fund, the investment funds under the Plan that hold shares of the Company common stock and Motorola Mobility Holdings, Inc. common stock.

(5)	Investments

At December 31, 2012, the fair value of individual investments which are 5% or more of net assets available for benefits are as follows (in thousands):

Northern Trust Collective Funds:
MFB NT Collective S&P 500 Equity Index Fund- Lending	$1,321,588
MFB NT Collective Aggregate Bond Index Fund- Lending	1,074,813
MFB NT Collective EAFE Index Fund- Lending	575,678
MFB NT Collective S&P 400 Index Fund- Lending	520,468
COLTV Short Term Investment Fund	336,761

At December 31, 2011, the fair value of individual investments which are 5% or more of net assets available for benefits are as follows (in thousands):

Northern Trust Collective Funds:
MFB NT Collective S&P 500 Equity Index Fund- Lending	$1,261,283
MFB NT Collective Aggregate Bond Index Fund- Lending	945,486
MFB NT Collective EAFE Index Fund- Lending	512,560
MFB NT Collective S&P 400 Index Fund- Lending	483,908
COLTV Short Term Investment Fund	344,464

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Common stock	$23,797
Collective trusts	444,672

Net appreciation in fair value of investments	$468,469

Effective January 4, 2011, the Motorola Mobility Stock Fund was added as an investment option. Money was allocated to participants in that account according to the participant balance in the Motorola Solutions Stock Fund. After December 31, 2011, any balance remaining in the Motorola Mobility Stock Fund was sold and the proceeds were invested in the Balanced Fund I, an investment option which consists of a balance of plan investments. Participants were able to transfer out of this fund at their discretion, but were not allowed to transfer money into the fund. Money in the fund was managed by participant discretion.

(Continued)

11.

MOTOROLA SOLUTIONS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(6)	Federal Income Taxes

The Plan has received a favorable determination letter dated November 21, 2002 from the Internal Revenue Service regarding the Plan’s Federal income tax status. The Plan qualifies under the provisions of Section 401(a) of the IRC of 1986, as amended. The trust is exempt from Federal income taxes pursuant to the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan has filed an application with the Internal Revenue Service requesting an updated determination letter.

(7)	Transfer of Assets Relating to Divestitures

The following net assets were transferred out of the Plan during the year ended December 31, 2012 as a result of Company divestitures (in thousands).

Divestitures	Amount Transferred
Motorola Employees Credit Union (MECU) 401(k) Plan	$(6,315)
Sanmina-Space Craft Inc. (SCI) Corporation 401(k) Plan	(1,103)

$(7,418)

(8)	Legal Matters

In the ordinary course of business, the Company is a defendant on behalf of the Plan in various lawsuits, including actions filed by former participants. The Plan Sponsor believes these legal proceedings will not have a material adverse effect on the Plan or the financial results of the Plan.

(9)	Subsequent Events

Management evaluated subsequent events for the Plan through the date the financial statements were available to be issued.

Effective January 1, 2013, a participant may not invest any transfers, contributions, or other investments in the Motorola Solutions Stock Fund (Stock Fund), and a participant, former participant, alternate payee or beneficiary may not direct any existing funds to be invested in the Stock Fund. It is the Company’s intent that the Stock Fund will be maintained until December 31, 2013, unless the Evercore Trust Company, determines otherwise prior to December 31, 2013.

Participants will be permitted to divest their interest in the Stock Fund up to and including December 31, 2013, subject to the discretion of the Evercore Trust Company. Beginning January 1, 2014, any cash dividends paid with respect to a participant’s interest in the Stock Fund will be invested in the Balanced Fund I. Commencing January 1, 2014, or such earlier date as

(Continued)

12.

MOTOROLA SOLUTIONS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(9)	Subsequent Events (Continued)

determined by the Evercore Trust Company, the common stock of the Company held in the Stock Fund will be liquidated in an orderly manner, and the proceeds will be invested in the Balanced Fund I.

Effective January 1, 2013, the number of outstanding loans participants can have was reduced from five to two. Participants may have either two general purpose loans, or one general purpose loan and one residential loan. If a participant has two outstanding loans, the participant will not be able to request a new loan until the participant has repaid at least one of the current loans. Also, effective January 1, 2013, participants who terminate from the Company may pay outstanding loan balances through a monthly debit from their banking account.

(Continued)

13.

MOTOROLA SOLUTIONS 401(k) PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(In thousands)

Name of Plan Sponsor: Motorola Solutions, Inc.

Employer Identification Number; 36-1115800

Three Digit Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including, Maturity Date, rate of Interest, Collateral Par or Maturity Value	(d) Cost	(e) Current Value
		Corporate Stock— Common
*	Motorola Solutions, Inc.	MOTOROLA SOLUTIONS, INC.	**	$120,553

		Total Corporate Stock— Common		120,553

		Value of Interest in Collective Trusts
*	The Northern Trust Company	COLTV SHORT TERM INVT FD	**	336,761
*	The Northern Trust Company	MFB NT COLLECTIVE RUSSELL 2000 INDEX FUND-LENDING	**	183,067
*	The Northern Trust Company	MFB NT COLLECTIVE S&P 400 INDEX FUND- LENDING	**	520,468
*	The Northern Trust Company	MFB NT COLLECTIVE SHORT TERM GOVERNMENT FUND— LENDING	**	211,528
*	The Northern Trust Company	MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND- LENDING	**	1,074,813
*	The Northern Trust Company	MFB NT COLLECTIVE S&P 500 INDEX FUND- LENDING	**	1,321,588
*	The Northern Trust Company	MFB NT COLLECTIVE EAFE INDEX FUND- LENDING	**	575,678

		Total Value of Interest in Collective Trusts		4,223,903

		Participant Loans
*	Notes receivable from participants	PARTICIPANT LOANS, VARYING MATURITIES WITH INTEREST RATES
		RANGING FROM 3.75% TO 10.25%		29,852

		Total Participant Loans		29,852

		Total		$4,374,308

*	Represents a party-in-interest to the Plan
**	Historical cost is disclosed only for nonparticipant-directed investments

14.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Motorola Solutions 401(k) Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

MOTOROLA SOLUTIONS 401(k) PLAN

Date: June 26, 2013	By:	/s/ Sheila Forsberg

Sheila A. Forsberg
Senior Director, U.S. Benefits and
Motorola Solutions 401(k) Plan Committee Member, Plan Administrator

15.